November 3, 2010

Barnes & Noble, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed October 28, 2010

File No. 1-12302

Dear Ms. Anderson and Ms. Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to the letter dated October 29, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing a comment of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions of the Commission (the “Staff”) on the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by the Company with the Commission on October 12, 2010, and the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”), filed by the Company with the Commission on October 28, 2010, and follows up on the discussion Scott Barshay, John White, Thomas Dunn, Susan Jong and I had with you on Monday, November 1, 2010.

For your convenience, the Staff’s comment has been reproduced below in bold and is followed by the Company’s response to such comment.

1.	We refer to oral comments issued by the staff on October 21, 2010 and October 27, 2010 and your response letters to such comments dated October 22, 2010 and October 28, 2010. We further note that at the time the definitive proxy statement was filed, certain staff comments remained unresolved. Specifically, we note that the staff was not persuaded and remains unpersuaded with the analysis you have provided regarding the reasons why the company believes it was impracticable to comply with the requirement specified in Rule 14a-13(a)(3)(i). Given that the broker search card inquiry was not made 20 business days in advance of the record date set for the special meeting, please advise us of how the company intends to resolve this outstanding comment.

In response to the Staff’s comment, the Company respectfully submits that distributing broker search cards 20 business days prior to the October 21, 2010 record date (the “Record Date”) for the special meeting of stockholders scheduled to be held on November 17, 2010 (the “Special Meeting”) was impracticable within the meaning of Rule 14a-13(a)(3)(i) under the Securities Exchange Act of 1934, and respectfully advises the Staff of the following:

On November 17, 2009, the Board of Directors of the Company (the “Board”) adopted the Rights Agreement, dated as of November 17, 2009, as amended February 17, 2010, June 23, 2010 and October 29, 2010, between the Company and Mellon Investor Services LLC (as amended from time to time, the “Rights Agreement”), in response to an investor’s rapid accumulation of a significant portion of the Company’s common stock. In adopting the Rights Agreement, the Board was mindful of RiskMetrics’ policy with respect to rights plans, including that RiskMetrics will recommend withhold votes on a board’s director nominees if the board does not commit to putting a rights plan to a stockholder vote within 12 months or reneges on a prior commitment to put a rights plan to a stockholder vote within such period. In light of RiskMetrics’ policy and consistent with the Company’s commitment to good corporate governance, at the time the Rights Agreement was announced, the Company publicly committed to submit the Rights Agreement to its stockholders for ratification no later than November 17, 2010, the one-year anniversary of the day on which the Rights Agreement was adopted.1

The Company later made equivalent statements to the Delaware Court of Chancery in connection with litigation brought by Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. (together, “Yucaipa”) challenging the Board’s adoption and maintenance of the Rights Agreement. In its opening pre-trial brief to the Delaware Court of Chancery, the Company acknowledged its commitment to seek stockholder ratification of the Rights Agreement no later than one year after its adoption. As the Company’s opening pre-trial brief stated, “in adopting the Rights Plan, the Board committed to submit it for shareholder approval no later than November 17, 2010 (i.e. within one year of its adoption).”2 In addition, during the litigation, four of the Company’s Directors confirmed in their depositions and trial testimony the Company’s commitment to submit the Rights Agreement to a stockholder vote within one year of its adoption.3 The Company and the Directors also included similar acknowledgements in their answers responding to the allegations in Yucaipa’s complaint.4

[1]	See the Company’s November 17, 2009 press release, filed by the Company with the Commission as Exhibit 99.1 to the Current Report on Form 8-K on November 18, 2009.
[2]	See the Company’s opening pre-trial brief, filed June 28, 2010, page 20.
[3]	See the trial testimony of Michael Del Giudice, pages 989 and 1043, and Patricia Higgins, page 245, and the deposition testimony of Leonard Riggio, page 275, and Lawrence Zilavy, page 34.
[4]	See Answer of Independent Directors at ¶50; Answer of Defendant Barnes & Noble, Inc. at ¶50; and Answer of Defendants Leonard Riggio, Stephen Riggio and Lawrence Zilavy at ¶50.

The Company also publicly committed to submit the Rights Agreement for stockholder ratification on or prior to November 17, 2010 in its definitive proxy statement and other solicitation materials in connection with the Company’s 2010 annual meeting of stockholders (the “Annual Meeting”), held on September 28, 2010.5 The Company’s intention to seek stockholder ratification of the Rights Agreement within one year of its adoption was noted by the three leading proxy advisory firms — RiskMetrics, Glass Lewis and PROXY Governance — in their reports to their respective clients concerning the Annual Meeting.6

The Board considered seeking stockholder ratification of the Rights Agreement at the Annual Meeting, but determined not to do so. Instead, it decided to defer consideration of the Rights Agreement to a subsequent special meeting held within 12 months of the adoption of the Rights Agreement. In reaching this determination, the Board anticipated that Yucaipa likely would nominate its own slate of Directors for election at the upcoming Annual Meeting and was well aware that the Board composition could change after the Annual Meeting. As a result, the Board believed it was appropriate for the newly constituted Board (which would include Yucaipa Directors, if nominated and elected) to determine how to proceed and what recommendation to make to the Company’s stockholders with respect to the Rights Agreement. The Board also concluded, in light of the facts and circumstances at the time, that it was in the best interest of the Company and its stockholders for the Board to have the ability to maintain the benefit of the Rights Agreement for the full 12-month period permitted by its commitment to stockholders prior to a stockholder ratification vote.

Subsequent to the Company’s filing of its preliminary proxy statement for the Annual Meeting, Yucaipa, as anticipated, nominated three individuals for election to the Board at the Annual Meeting and the Board changed its Director slate to include two new independent Director nominees – David Golden and David Wilson. Yucaipa also submitted a non-binding proposal requesting that the Board amend the Rights Agreement to increase the beneficial ownership triggering threshold from 20% to 30% (the “Rights Agreement Proposal”). In light of Yucaipa’s submission of the Rights Agreement Proposal to a vote at the Annual Meeting and its nomination of a competing slate of Directors, the Board again considered whether to seek stockholder ratification of the Rights Agreement at the Annual Meeting and, for the same reasons as before, decided not to modify its prior determination to defer consideration of the Rights Agreement to a subsequent special meeting held within 12 months of the adoption of the Rights Agreement. The Board also was mindful that if stockholders voted in favor of the Rights Agreement Proposal, the Board as constituted following the Annual Meeting, which would include at least two new Directors, would need to consider that vote in accordance with its fiduciary duties in determining how to proceed with respect to the Rights Agreement.

[5]

See the Company’s Investor Presentation dated September 2010, filed by the Company with the Commission as definitive additional materials on Schedule 14A on September 13, 2010, slide 43; and the Company’s definitive proxy statement on Schedule 14A, filed by the Company with the Commission on August 25, 2010, page 6.

[6]

See the RiskMetrics Group report dated September 19, 2010, pages 4, 15, 21 and 24; the Glass Lewis & Co. proxy paper issued September 14, 2010, pages 8-9, 12-13, 15, 17; and the PROXY Governance, INC. report dated September 20, 2010, pages 6 and 10.

The inspector of election for the September 28th Annual Meeting provided the preliminary voting results from the Annual Meeting to the Company’s proxy solicitor on October 4, 2010, provided revised preliminary voting results from the Annual Meeting to the Company’s proxy solicitor on October 11, 2010 and certified the final voting results from the Annual Meeting on October 12, 2010.

The Company’s proxy solicitor began work on its analyses of the voting results from the Annual Meeting shortly after receiving the preliminary voting results from the inspector of election on October 4, 2010. On October 11, 2010, the Board reviewed those analyses of the Annual Meeting preliminary voting results, including, but not limited to, the preliminary voting results with respect to the Rights Agreement Proposal. The Board was under a Delaware law fiduciary obligation to evaluate, in light of all relevant factors, including the results of the Annual Meeting (including how the voting among various categories of stockholders informed the Unocal preclusion and reasonableness analyses previously presented to the Board), whether in the Board’s exercise of its fiduciary duties, it should (i) maintain the Rights Agreement in its current form, (ii) amend or replace the Rights Agreement or (iii) terminate the Rights Agreement or redeem the rights issued thereunder, in which case a stockholder vote on the Rights Agreement would not be necessary.7 The Board was not in a position to satisfy its obligations under Unocal and to make a fully informed decision on an appropriate course of action with respect to the Rights Agreement until it had the opportunity to review an analysis of the voting results from the Annual Meeting. Following its review of an analysis of the Annual Meeting preliminary voting results and in light of applicable Delaware law, the Board determined to maintain the Rights Agreement in its current form and determined to hold the Special Meeting to seek stockholder ratification of the Rights Agreement. Because the Annual Meeting results had not yet been certified by the inspector of election for such meeting (that occurred the next day), the two newly elected Directors — David Golden and David Wilson — were not yet officially on the Board. However, they were invited to and did fully participate in the Board meeting and the two Directors whom they replaced — Michael Del Giudice and Lawrence Zilavy — recused themselves from the meeting.

The Board concluded it needed to honor its commitment to stockholders and the Delaware Court of Chancery to submit the Rights Agreement for stockholder ratification on or before November 17, 2010, and the Board therefore fixed November 17, 2010, the one-year anniversary of the adoption of the Rights Agreement, as the date of the Special Meeting. Although of less significance, the Board also took into account RiskMetrics’ policy on rights plans in making this determination.

[7]	The Delaware Court of Chancery stated that “the board has an ongoing duty . . . to monitor its use of the rights plan, and to assure that the rights plan is operating reasonably in light of the circumstances the board faces.” (Transcript of Oral Ruling, August 31, 2010, page 5). See Versata Enters., Inc. v. Selectica, Inc., 2010 WL 3839786, at *18 (Del. Oct. 4, 2010) (“As we held in Moran, the adoption of a Rights Plan is not absolute. In other cases, we have upheld the adoption of a Rights Plan in specific defensive circumstances while simultaneously holding that it may be inappropriate for a Rights Plan to remain in place when those specific circumstances change dramatically.”); and Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361, 1378 (Del. 1995) (“[T]his Court has upheld the propriety of adopting poison pills in given defensive circumstances. Keeping a poison pill in place may be inappropriate, however, when those circumstances change dramatically.”); see also Moran v. Household International, Inc., 500 A.2d 1346, 1357 (Del. 1985).

Having determined that the Special Meeting would be held on November 17, 2010, the Board fixed October 21, 2010 as the Record Date. The Company’s proxy solicitor recommended to the Company that setting a record date 20 business days after the date on which the Board made its decision to hold the Special Meeting would result in a solicitation period that was not sufficient to enable a full solicitation of proxies prior to the Special Meeting. The Company’s proxy solicitor further advised that based on its prior experience in obtaining the beneficial owner information required by Rule 14a-13, it would be able to obtain such information in advance of the Record Date, given that a very substantial majority of the banks and brokers have outsourced the task of responding to Rule 14a-13 inquiries to Broadridge, and the Company’s proxy solicitor in fact obtained all such information prior to the Record Date. The Company’s counsel also advised that for special meetings (unlike annual meetings), Rule 14a-13(a)(3)(i) permits a shorter broker search period if distributing broker search cards 20 business days prior to the record date is impracticable.

The Company’s proxy solicitor caused broker search cards to be distributed on October 12, 2010, the day after the Board reached its decision to hold the Special Meeting and established the Record Date for the Special Meeting. The Company also issued a press release announcing the Record Date and the date of the Special Meeting on October 12, 2010. The Company’s proxy solicitor has informed us that it received responses from all of the record holders to which broker search cards had been distributed by October 19, 2010, which is two calendar days prior to the Record Date. Accordingly, the Company notes that a period of less than 20 business days between the distribution of broker search cards and the Record Date has not harmed the Company’s stockholders, and the Company is able to distribute sufficient copies of the Definitive Proxy Statement to its stockholders. While the absence of harm to stockholders does not impact the impracticability determination, the Company believes it is worth noting.

On the basis of the foregoing, the Company respectfully submits that distributing broker search cards 20 business days prior to the October 21, 2010 Record Date for the Special Meeting was impracticable within the meaning of Rule 14a-13(a)(3)(i) and that the Company has complied with Rule 14a-13 with respect to the Special Meeting.

*  *  *

As requested by the Staff in the Comment Letter, attached hereto as Annex A is a written acknowledgement by the Company of certain matters.

In addition, please note that we will supplementally submit to the Staff the materials referenced in the footnotes to this letter.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the number listed above.

Sincerely,

                          /s/ Andrew R. Thompson

                     Andrew R. Thompson

Michele Anderson, Esq.

Chief

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mellissa Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDEX

Copy to:

Mr. Joseph J. Lombardi

Chief Financial Officer

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

Eugene V. DeFelice, Esq.

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

Scott A. Barshay, Esq.

John W. White, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Annex A

As requested by the Staff in the Comment Letter, in connection with the Preliminary Proxy Statement filed by the Company with the Commission on October 12, 2010 and the Definitive Proxy Statement filed by the Company with the Commission on October 28, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARNES & NOBLE, INC.,

by	/s/ Eugene V. DeFelice
	Name:	Eugene V. DeFelice
	Title:	Vice President, General Counsel and Corporate Secretary